NB TELECOM, INC.

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang, China 150078

February 24, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Plowgian

Re:	NB Telecom, Inc. ("Company") Preliminary Information Statement on Schedule 14C Filed: January 9, 2009 File No.: 0-53131

Dear Ms. Plowigan:

Thank you for your comment letter on our above-captioned Preliminary Information Statement, dated February 18, 2009. We are writing you to provide responses to your comments in connection with our filing Amendment No. 4 to the Preliminary Information Statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

1.     We note your response to comment two from our letter dated February 4, 2009. Please revise your information statement to disclose the information required by Item 1005(b) of Regulation M-A with respect to the company’s negotiations with Favor Sea Limited in connection with the merger transaction.

Response:

        Please be advised that as we stated in our Preliminary Information Statement and in our prior responses to the Commission comment letters, for the previous two years the Company has no negotiations or any contacts concerning any matters with Favor Sea Limited, whatsoever.

        Please be advised we have added the following chart at page 7 of the Information Statement:

        For the previous two years the Company has no negotiations or any contacts concerning any matters with Favor Sea Limited, whatsoever. The only negotiations that took place between the parties resulted in the merger transaction which was described and disclosed in the Form 8-K filed on December 31, 2008. Favor Sea Limited, after due diligence based on public filings, identified and approached the Company for a merger.  The transaction was negotiated and closed in the month of December 2008.

2.     We have reviewed your response to prior comment four from our letter dated February 4, 2009. Please note that we are unaware of any temporal limitation on the application of Note A. We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14(c)(2) of Schedule 14A because, at the time of the merger, the company knew that additional shares of common stock were needed to merge with Favor Sea Limited. Please either provide us with a detailed legal analysis for your position that Item 14(c) disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14(c)(2).

Response:

        Please be advised that at the request of the Staff, we are providing a detailed legal analysis for the position that Item 14(c)(2) disclosure is not required as the following:

        We have done extensive research on Commission releases, comment letters and no-action letters and have not found support for the disclosure of Item 14 of Schedule 14A as required under our facts. Instead we found several communications and filings that indicate the Staff’s consistent position on this matter, namely, in our situation Item 14(c)(2) disclosure is not required.

        The Commission commented that “at the time of the merger, the Company knew that additional shares of common stock were needed to merge with Favor Sea Limited” (emphasis added). In fact, the additional shares of common stock were neither needed nor required by the Company and Favor Sea Limited to complete the merger. The increase was a post-closing covenant, and not a condition precedent to the merger nor is it a breach of the merger agreement if the increase does not occur. The increase of authorized stock is intended to harmonize the capital structure of the Company, and not to complete the merger. If no increase of the Common Stock is authorized, or can be achieved in a cost effective manner, the Company may choose to make its preferred stock quoted on the market.

        The Commission has recently dealt with a similar set of facts on a Schedule 14C Preliminary Information Statement filed by Rub a Dub Soap, Inc. (“RDS”) on May 1, 2008 and concluded such Item 14(c)(2) disclosure is unnecessary. RDS consummated a reverse merger and disclosed the required information of such merger on a Form 8-K (Super 8-k) on February 5, 2008. After which, on April 7, 2008, RDS decided to amend its charter in connection with the previously completed reverse merger and filed a Schedule 14C Preliminary Information Statement. In a comment letter to that Schedule 14C, dated April 16, 2008, the Commission requested RDS to disclose the information required by Item 14 of Schedule 14A. RDS explained to the Commission that the amendment to their charter, although related to the merger transaction, was not a condition precedent to the merger and that its Super 8-K disclosed all required information and provided full disclosure. The Commission accepted this rationale and submitted no further comments. We believe we present an extremely similar set of facts and therefore should not be required to make disclosure pursuant to Item 14 of Schedule 14A.

        The Commission also dealt with a similar set of facts on a Schedule 14C Preliminary Information Statement filed by Paperclip Software, Inc. (“PSI”) on January 30, 2007. The Commission provided numerous comments but did not request Item 14(c)(2) disclosure as in our case. PSI consummated a reverse merger and disclosed the required information of such merger on a Form 8-K (Super 8-k) on November 9, 2006, as amended. After which, on November 28, 2006, PSI decided to amend their charter to increase its authorized stock in connection with the events of the previously completed reverse merger and filed a Schedule 14C Preliminary Information Statement. In the Schedule 14C, PSI stated “Specifically, the increase in authorized shares is necessary to issue shares to the American Sunrise International, Inc. (“ASI”) shareholders pursuant to the Stock Purchase and Share Exchange Agreement dated November 6, 2006, which will complete the reverse merger reported in the Form 8-K…” (emphasis added). Unlike in the case of PSI, our increase of authorized stock is not even used to complete the reverse merger. Our merger has been completed. The increase of authorized stock is not a condition. It will not be deemed a breach of the merger agreement even though the increase may not occur and the parties only contemplated it as a post-merger covenant. However, we have been asked to make disclosures about our merger in connection with the charter amendment on Schedule 14C when the Commission did not ask for such disclosure by PSI who expressed a stronger and contractual connection between its merger and charter amendment.

        Another example of the Commission retracting its request for Item 14 of Schedule 14A disclosure regarding an increase of a registrant’s authorized stock as reported on Schedule 14C occurred with eWorldMedia Holdings, Inc. There, the registrant reported an increase of authorized stock on Schedule 14C and the Commission requested Item 14 disclosure because the increase of authorized stock was interpreted by the Commission to be in connection with a prior business combination. However, the Commission ultimately did not require such Item 14 disclosure because the registrant explained the increase of authorized stock was not a requirement for completion of the prior business combination. As reported on an 8-K filed October 3, 2005, eWorldMedia Holdings, Inc. (“Eworld”) executed an agreement for the purchase of Peaceful Feet Shoeshine, Inc. in which convertible preferred stock was granted as consideration. On November 17, 2005, Eworld reported an increase to its authorized stock on Schedule 14C and explained to the shareholders that “the company requires additional common stock in order to satisfy the entitlements of preferred shareholders who desire to convert such shares to common stock”. The Commission requested Item 14 of Schedule 14A disclosure to the extent that the authorization of additional common shares was necessary for the consummation of the purchase of Peaceful Feet Shoeshine, Inc. The Commission retracted its request when Eworld explained to the Commission that “the acquisition has been consummated and is not contingent upon the increase of the Company’s authorized common shares”.

        As previously mentioned, the Company filed a “Super” 8-K with the Commission on December 31, 2008, that fully described the merger transaction with Favor Sea Limited, and provided detailed information about the parties involved including financial information. That 8-K included information consistent with a Form 10 registration statement now being requested pursuant to Item 14(c)(2) of Schedule 14A. Further, the Company has also filed a Form Schedule 14F1 on January 6, 2009 to disclose the change of control of the Company in connection with the merger. The SEC has devoted significant energy in creating the disclosure requirements for reverse acquisition transactions, the result of which was the “Super 8-K”. The Company complied with those disclosure requirements in full and has provided extremely detailed information to shareholders regarding the merger.

        While the Commission has not required the disclosure under Item 14(c)(2) of Schedule 14Ain similar situations and the shareholders have been provided with adequate information about the reverse acquisition in documents filed with the Commission, we believe to disclose additional information required by Item 14(c)(2) on our Preliminary Information Statement is not necessary.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our Preliminary Information Statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard Jiang at (212)704-6063 or Bryan Zetlin at (212)704-6186 in case of any further comments or questions in this regard. Their fax number is (212)704-5904.

Sincerely yours,

NB TELECOM, INC.

By: /s/ Jie Han
    Name: Jie Han
    Title: President